                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                           Encore Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                    292554102
                                 (CUSIP Number)

                               John M. Allen, Esq.
                            Debevoise & Plimpton LLP
                                919 Third Avenue
                               New York, NY 10022
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 20, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 292554102                             13D

--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Consolidated Press International Holdings Limited
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                                     [ ]
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of the Bahamas
--------------------------------------------------------------------------------
               (7)   SOLE VOTING POWER

                     3,563,805
               -----------------------------------------------------------------
  Number of    (8)   SHARED VOTING POWER
   Shares
Beneficially         _________
  Owned by     -----------------------------------------------------------------
    Each       (9)   SOLE DISPOSITIVE POWER
  Reporting
 Person With         3,563,805
               -----------------------------------------------------------------
               (10)  SHARED DISPOSITIVE POWER

                     _________
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,563,805
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.6%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      HC, CO
--------------------------------------------------------------------------------

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CUSIP No. 292554102                             13D

--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      C.P. International Investments Limited
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)

      [ ]
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of the Bahamas
--------------------------------------------------------------------------------
               (7)   SOLE VOTING POWER

                     3,563,805
               -----------------------------------------------------------------
  Number of    (8)   SHARED VOTING POWER
   Shares
Beneficially         _________
  Owned by     -----------------------------------------------------------------
    Each       (9)   SOLE DISPOSITIVE POWER
  Reporting
 Person With         3,563,805
               -----------------------------------------------------------------
               (10)  SHARED DISPOSITIVE POWER

                     _________
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,563,805

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [  ]

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.6%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                        AMENDMENT NO. 10 TO SCHEDULE 13D

     This Amendment No. 10 to Schedule 13D is filed by Consolidated Press International Holdings Limited ("CPIHL") and C.P. International Investments Limited ("CPII," and together with CPIHL, the "Reporting Persons") to further supplement and amend the Schedule 13D originally filed by the Reporting Persons on February 22, 2000, as supplemented and amended by Amendment No. 1, dated March 22, 2001, Amendment No. 2, dated August 28, 2001, Amendment No. 3, dated March 4, 2002, Amendment No. 4, dated April 18, 2002, Amendment No. 5, dated August 26, 2003, Amendment No. 6, dated August 29, 2003, Amendment No. 7, dated September 26, 2003, Amendment No. 8, dated October 21, 2003 and Amendment No. 9, dated January 20, 2005 (the "Schedule 13D"). Items 4, 5, 6, and 7 are hereby supplemented. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 is supplemented as follows:

     On September 27, 2005, the Reporting Persons sold 150,000 shares of Common Stock in an open market transaction for $17.77 a share. On March 23, 2006, the Reporting Persons sold 5,000 shares of Common Stock in open market transactions for $15.55 a share. On March 24, 2006, the Reporting Persons sold 1,900 shares of Common Stock in open market transactions for $15.60 a share.

     On April 20, 2007, CPII entered into a Stock Purchase Agreement with JCF FPK I LP pursuant to which it agreed to sell 3,563,805 shares of Common Stock to JCF FPK I LP for $9.75 per share. In connection with the sale to JCF FPK I LP, Ray Fleming and Peter May will resign from the Board of Directors of the Company.

Item 5. Interest in Securities of the Issuer.

     (a) Following the sales of Common Stock described in the first paragraph of
Item 4, the Reporting Persons own 3,563,805 shares of Common Stock, or approximately 15.6% of the Company's outstanding shares of Common Stock (computed on the basis of 22,782,477 shares of Common Stock outstanding as of February 5, 2007 as reported in the Company's Form 10-K annual report filed February 28, 2007). Following the sale of 3,563,805 shares by CPII to JCF FPK I LP, the Reporting Persons will own no shares of Common Stock.

     (b) CPII has sole voting and dispositive power with respect to the 3,563,805 shares of Common Stock. CPIHL may be deemed to have beneficial ownership by virtue of its ownership of 100% of the capital stock of CPII.

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     (c) See Item 4 above.

Item 6. Contracts, Arrangements, Understandings on Relationships with respect to Securities of the Issuer.

     Item 6 is supplemented as follows:

     See Item 4 for a description of the Stock Purchase Agreement, dated April 20, 2007.

Item 7 Materials to be filed as Exhibits.

     Exhibit 15 Stock Purchase Agreement, dated April 20, 2007.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: April 20, 2007

                                        Consolidated Press International
                                        Holdings Limited


                                        By /s/ Michael Johnston
                                           -------------------------------------
                                        Name:  Michael Johnston
                                               --------------------------------
                                        Title: Director


                                        C.P. International Investments Limited


                                        By /s/ Ray Fleming
                                           -------------------------------------
                                        Name:  Ray Fleming
                                               --------------------------------
                                        Title: Director